UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41834

Global Mofy AI Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

As previously disclosed in the Report on Form 6-K filed by GLOBAL MOFY AI LIMITED (the “Company”) on April 16, 2025, the Company issued (i) 2,030,460 Class A ordinary shares, par value $0.00003 per share (“Ordinary Shares”) and (ii) warrants to purchase an aggregate of 10,195,504 Class A ordinary shares (the “Warrants”), as adjusted pursuant to the terms of the Warrants, pursuant to certain Securities Purchase Agreement dated April 15, 2025 with several investors (the “Purchasers”) in a private placement (“PIPE Offering”). The exercise price of the Warrants is $0.47 per share as adjusted pursuant to the terms of the Warrants. The Warrants are exercisable for cash; provided, however that they may be exercised on a cashless exercise if, at the time of exercise, there is no effective registration statement registering, or no current prospectus available for the resale of the Warrant Shares. In addition, if at any time after the sixtieth (60th) day of the date of issuance, the holder of the Warrant may alternatively exchange all, or any part, of the Warrants into such aggregate number of Ordinary Shares equal to the product of (x) 0.8 and (y) such aggregate number of Ordinary Shares underlying such portion of the Warrants to be exercised.

On July 3, 2025, the Purchasers voluntarily surrender 25% of their Warrants. As a result, the Purchasers hold 7,646,644 Warrants.

On July 8, 2025, July 10, 2025, July 11, 2025, July 15, 2025, July 17, 2025, July 18, 2025 and July 21, 2025, the Purchasers exercised an aggregate of 7,646,644 Warrants through an alternative cashless exercise option, and the Company issued a total of 6,117,316 Class A ordinary shares (the “Warrant Shares”). The Warrant Shares are registered under the Form F-1 (File No. 333-287230) initially filed by the Company on May 13, 2025 and declared effective on May 20, 2025.

As a result of such issuance, the Company has 25,495,761 Class A ordinary shares and 3,723,975 Class B ordinary shares outstanding as of the date of this report.

This Report on Form 6-K (including the exhibit) is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 28, 2025 (Registration No. 333-284554), as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy AI Limited

Date: July 24, 2025	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, Director, and Chairman of the Board

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